SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Loral Space & Communications Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

543881106
(CUSIP Number)

December 31, 2013

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 8 Pages)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 543881106	13G/A	Page 2 of 8 Pages

(1)	NAMES OF REPORTING PERSONS

Solus Alternative Asset Management LP

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	(5)	SOLE VOTING POWER
			N/A
SHARES

BENEFICIALLY	(6)	SHARED VOTING POWER
			1,298,725[1]
OWNED BY

EACH	(7)	SOLE DISPOSITIVE POWER
			N/A
REPORTING

PERSON WITH	(8)	SHARED DISPOSITIVE POWER
			1,298,725[2]
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
1,298,725[3]

(10)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (9) EXCLUDES CERTAIN SHARES	☐

(11)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (9)
6.06%

(12)	TYPE OF REPORTING PERSON
IA

1   As of December 31, 2013, the Reporting Person had the power to vote or direct the voting of, and the power to dispose or direct the disposition of, an aggregate of 1,298,725 shares of Common Stock (as defined in Item 2(d) below).
2   See Footnote 1.
3   See Footnote 1.

CUSIP No. 543881106	13G/A	Page 3 of 8 Pages

(1)	NAMES OF REPORTING PERSONS

Solus GP LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(5)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	(5)	SOLE VOTING POWER
			N/A
SHARES

BENEFICIALLY	(6)	SHARED VOTING POWER
			1,298,725[4]
OWNED BY

EACH	(7)	SOLE DISPOSITIVE POWER
			N/A
REPORTING

PERSON WITH	(8)	SHARED DISPOSITIVE POWER
			1,298,725[5]
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
1,298,725[6]

(10)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (9) EXCLUDES CERTAIN SHARES	☐

(11)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (9)
6.06%

(12)	TYPE OF REPORTING PERSON
OO

4   As of December 31, 2013, the Reporting Person had the power to vote or direct the voting of, and the power to dispose or direct the disposition of, an aggregate of 1,298,725 shares of Common Stock.
5   See Footnote 4.
6   See Footnote 4.

CUSIP No. 543881106	13G/A	Page 4 of 8 Pages

(1)	NAMES OF REPORTING PERSONS

Christopher Pucillo

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	(5)	SOLE VOTING POWER
			N/A
SHARES

BENEFICIALLY	(6)	SHARED VOTING POWER
			1,298,725[7]
OWNED BY

EACH	(7)	SOLE DISPOSITIVE POWER
			N/A
REPORTING

PERSON WITH	(8)	SHARED DISPOSITIVE POWER
			1,298,725[8]
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
1,298,725[9]

(10)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (9) EXCLUDES CERTAIN SHARES	☐

(11)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (9)
6.06%

(12)	TYPE OF REPORTING PERSON
IN

7   As of December 31, 2013, the Reporting Person had the power to vote or direct the voting of, and the power to dispose or direct the disposition of, an aggregate of 1,298,725 shares of Common Stock.
8   See Footnote 7.
9   See Footnote 7.

CUSIP No. 543881106	13G/A	Page 5 of 8 Pages

Item 1(a).	Name of Issuer: Loral Space & Communications Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

600 Third Avenue, New York, NY 10016

Item 2(a).	Name of Person Filing:

This statement is filed by:

(i)    Solus Alternative Asset Management LP, a Delaware limited partnership registered with the Securities and Exchange Commission (the “SEC"), which serves as the investment manager (the “Investment Manager”) to certain investment funds and/or accounts (the “Funds”), with respect to the shares of Common Stock (as defined in  Item 2(d) below) held by the Funds;

(ii)   Solus GP LLC, a Delaware limited liability company (the “GP”), which serves as the general partner to the Investment Manager, with respect to the shares of Common Stock held by the Funds; and

(iii)  Mr. Christopher Pucillo (“Mr. Pucillo”), a United States citizen, who serves as the managing member to the GP with respect to the shares of Common Stock held by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

410 Park Avenue, 11th Floor, New York, NY 10022

Item 2(c).	Citizenship: Delaware

Item 2(d).	Title of Class of Securities: Voting common stock, par value $0.01 per share.

Item 2(e).	CUSIP Number: 543881106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

CUSIP No. 543881106	13G/A	Page 6 of 8 Pages

(e)	☒	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☒	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	Non-U.S. institution in accordance with Rule 13d- 1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4.	Ownership.

The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon the 21,414,212 shares of Common Stock reported to be outstanding by the Issuer as of October 28,2013 in its Schedule 14A filed on December 4, 2013.

(a)	Amount beneficially owned: 1,298,725[10]
(b)	Percent of class: 6.06%
(c)	(i) Sole power to vote or direct the vote: N/A
(ii)	Shared power to vote or direct the vote: 1,298,725[11]
(iii)	Sole power to dispose or direct the disposition: N/A
(iv)	Shared power to dispose or direct the disposition: 1,298,725[12]

10   As of December 31, 2013, the Reporting Person had the power to vote or direct the voting of, and the power to dispose or direct the disposition of, an aggregate of 1,298,725 shares of Common Stock.
11   See Footnote 10.
12   See Footnote 10.

CUSIP No. 543881106	13G/A	Page 7 of 8 Pages

Each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13G and membership in a “group” as that term is described in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As of December 31, 2013, the Funds managed on a discretionary basis by the Reporting Persons had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Common Stock.  One such account, SOLA LTD, had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

 The Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 543881106	13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

By:	/s/ Christopher Pucillo
Christopher Pucillo
individually and as managing member of
Solus GP LLC,
for itself and as the general partner of
Solus Alternative Asset Management LP